FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        March, 2004

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   March 25, 2004

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

March 19, 2004	NEWS RELEASE 04-04	MAE - TSE MNG - AMEX

Miramar Reports Results for the Year Ended December 31, 2003
-Miramar looks forward to a future built on its Arctic Gold Assets-

VANCOUVER — Miramar Mining Corporation today announced its financial results for the year ended December 31, 2003. A challenging year at the Con and Giant Mines in Yellowknife resulted in the Company reporting a consolidated net loss of $17.6 million or $0.13 per share, including write downs and closure and severance costs related to the Con Mine.

“2003 was a year of notable exploration developments for Miramar, despite the operational challenges encountered in Yellowknife” said Tony Walsh, President & CEO. “Successful exploration campaigns during the year resulted in a 25% increase in resources at the Hope Bay project in Nunavut, where we continued to advance the Doris North project towards a production decision. In November 2003 we acquired an option to earn up to a 60% interest in the George and Goose Lake projects from Kinross, giving Miramar control of two of Canada’s largest undeveloped gold resources. All of these initiatives serve to advance our strategy to build shareholder wealth from our Arctic gold assets,” said Mr. Walsh. To facilitate these programs, Miramar completed equity financings of approximately $62 million net during the year, bolstering the treasury and mitigating some of the operational challenges of 2003.

“Despite the efforts of our operational team, mine production in Yellowknife significantly under performed forecast gold production during the year,” reported Mr. Walsh. After detailed review, it was determined that the Con Mine could not achieve the Company’s stated objective of generating positive free cash flow. As a result, underground mining activities at the Con Mine were terminated at the end of November 2003, resulting in provisions being made for closure which combined with operational under performance negatively impacted our earnings and cash flow. “We plan to continue mining at the Giant mine through the first quarter of 2005 in order to offset some of the fixed costs associated with our operations in Yellowknife. Operations at Giant will continue as long as they remain economically feasible,” said Mr. Walsh. “However, our future lies in the Arctic with the Hope Bay and George and Goose Lake projects which we continue to advance.”

Financial Results

Miramar’s consolidated net loss was $17.6 million or $0.13 per share for the twelve months ended December 31, 2003 compared to earnings of $0.6 million or $0.01 per share in 2002. Excluding write downs ($7.8 million), closure and severance costs ($5.0 million) and the gain related to future income taxes ($5.7 million) the net loss was $10.5 million of $0.08 per share. The loss resulted from significant under performance of gold production from the Yellowknife operations during the year.

Net free cash flow in 2003 was an outflow of $15.7 million, compared to inflow of net free cash of $1.4 million in 2002. “Net free cash flow” from operations is a non GAAP measure of financial performance which Miramar uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the operating mines from cash from operations, as shown in the following table.

	2003	2002

Cash from operations (000s)	$(12,022)	$ 8,025
(Includes corporate general and administration)
Mine capital and development	(3,674)	(6,669)

Net free cash flow from gold operations	$(15,696)	$ 1,356

Operating Results

For 2003 the Con and Giant mines produced and shipped 84,269 ounces of gold at cash costs of US$380 per ounce compared with 115,134 ounces of gold in 2002 at a cash cost of US$246 per ounce. (“Cash costs” is a non GAAP measure of financial performance — see the attached Management’s Discussion and Analysis for discussion of non GAAP measures and reconciliation of unit costs). The current mine plan estimates future production in Yellowknife of approximately 40,000 ounces of gold in 2004 and 20,000 ounces in 2005. Miramar continues to evaluate the production profile of the Yellowknife operations to ensure they are economically viable.

Gold Sales & Hedging

As a Canadian gold producer, the Company hedges primarily in Canadian currency. The sales price realized in 2003 was $505 per ounce compared to $461 per ounce in 2002. In US dollar terms, the average gold price realized in 2003 was US$352 per ounce compared to $US293 per ounce realized in 2002. Gold averaged US$364 per ounce in the spot market in 2003 compared to US$311 in 2002. Miramar’s hedge position at December 31, 2003 was as follows:

Period	Hedged Ounces	Average Price	Call Options Sold	Average Strick Price

2004	19,800	CAD $ 478	36,000	CAD $478

There are no margin restrictions in any of the trading agreements relating to these gold contracts however the Company is in breach of certain financial covenants contained in the trading agreement relating to these contracts. The financial institution has agreed to modify the affected covenants for a period of time which the Company believes is adequate to comply with the covenants. As a result of the termination of underground mining at Con Mine, forecast gold production is expected to be insufficient to meet all of the remaining obligations as described in the table above. The Company plans to continue to deliver all available production into these contracts and financially settle those contracts for which no production is available before the end of December 2004. The Company has recorded an unrealized loss of $1.7 million for these forecast settlements. Planned production from the Hope Bay project is entirely un-hedged.

Doris North Project Progress

The Nunavut Impact Review Board (“NIRB”) has called public hearings to discuss the Doris North Project for June 13-18, 2004 in four communities in Nunavut. NIRB has directed the Company’s subsidiary, Miramar Hope Bay Ltd. (“MHBL”) to provide supplemental information to its final Environmental Impact Statement filed in December 2003 and hold technical meetings with interveners prior to the hearings as a condition of the hearings proceeding. MHBL is preparing the required supplemental information and the Company expects that the hearings will proceed as planned in June.

“We believe that the Doris North project will continue through the permitting process this year, and anticipate that we will be able to proceed as planned and meet our targeted start date providing the permitting process goes according to schedule,” reported Mr. Walsh. “We look forward to working with NIRB and the various other regulatory agencies to complete the process. We believe that the Doris North and future Hope Bay projects will provide significant benefit to the people of Nunavut.”

Exploration Underway at Hope Bay

Exploration drilling is well underway at the Hope Bay project with three drill rigs testing the Madrid area for extensions to the known mineralization, one rig exploring for a northern extension to the Doris North high grade resources and two rigs have recently commenced drilling at Boston to continue the evaluation of the Boston depth potential. Results from these programs should begin to be available in April.

Opening of the Goose Lake camp is progressing well and Miramar anticipates having three drill rigs working on the Goose Lake deposit by the end of March. The objectives of the winter drilling program Lake are to validate the existing resource at Goose Lake and to expand the resource to the north and south where wide spaced drilling suggests significant potential for expansion.

Annual General Meeting

The Annual General Meeting for the Shareholders of the Company has been scheduled for Wednesday, May 19, 2004 10:00am in the Strathcona Room at the Four Seasons Hotel, Vancouver, British Columbia.

Unless otherwise indicated, all financial information in this press release is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

This News Release, financial statements and attached notes contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the expected gold production and financial results of the Company, planned activities at the Con and Giant mines, the potential of the Hope Bay project and plans for the anticipated permitting or development activities of the Doris North project. Information inferred from the interpretation of drilling results and information concerning resources estimates may also be deemed to be forward-looking statements as it constitutes a prediction of the mineralization that would be found to be present if a project is developed and mined. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statement including, without limitation, uncertainties involved in recovery rates; accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, and variations in ore grade; risks and uncertainties relating to fluctuating gold prices, currency exchange rates and equity markets ; need for additional financing to develop Hope Bay; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility of delays or cost overruns in development projects; uncertainties and the possibility of unexpected costs and expenses relating to environmental issues, uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to development of properties and environmental liabilities and other risks and uncertainties, including those described in this news release and in the Company’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the day the statements are made. Miramar undertakes no obligation to update forward-looking statements if management’s beliefs, estimates or opinions or other factors should change.

Miramar prepares its resource estimates in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported by Miramar may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh, President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572      Fax:  (604) 980-0731
Toll Free:  1-800-663-8780
Email: info@miramarmining.com

Consolidated Financial Statements of

MIRAMAR MINING CORPORATION

Years ended December 31, 2003 and 2002

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Miramar Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada
February 27, 2004

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$ 69,921	$ 16,085
Short-term investments	--	23,694
Accounts receivable	1,577	1,157
Inventory (note 6)	6,443	11,163
Prepaid expenses	554	162

	78,495	52,261
Note receivable (note 4)	9,592	--
Power credits receivable (note 4)	4,345	--
Property, plant and equipment (note 7)	134,906	128,732
Cash collateral deposits (note 8)	6,274	6,338
Investment in Northern Orion Explorations Ltd. (note 3)	10,112	15,173
Investment in Sherwood Mining Corporation (note 5)	294	803
Other assets (note 9)	100	116

	$ 244,118	$ 203,423

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 9,537	$ 10,905
Deferred gain (note 4)	4,345	--

Provision for site reclamation and closure costs	9,831	9,142
Deferred retirement benefits (note 12)	84	1,833
Future income tax liability (note 11)	17,881	18,875

	41,678	40,755
Shareholders' equity
Share capital (note 10)	371,079	313,808
Contributed surplus	744	688
Deficit	(169,383)	(151,828)

	202,440	162,668

	$ 244,118	$ 203,423

Commitments and contingencies (note 16).
Subsequent events (note 10(c) and note 16 (g)).
See accompanying notes to consolidated financials statements.

ON BEHALF OF THE BOARD:

Anthony P. Walsh Director	David A. Fennell Director

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

	2003	2002

Revenue
Sale	$ 42,552	$ 53,122
Other income (note 4)	4,325	945

	46,877	54,067
Expenses
Cost of sales	45,857	41,262
Depreciation and depletion	4,517	6,381
General and administration	4,222	3,260
Foreign exchange loss	69	18
Reclamation	1,739	1,916
Severances and closure (note 7)	4,995	--
Write down of assets (note 7)	7,780	--

	69,179	52,837

Earnings (loss) from operations before items noted below	(22,302)	1,230
Equity loss	(509)	(372)

Earnings (loss) before income taxes	(22,811)	858
Income taxes: (note 11)
Current	(436)	(254)
Future	5,692	--

	5,256	(254)

Earnings (loss) for the period	(17,555)	604
Deficit, beginning of the year	(151,828)	(152,432)

Deficit, end of the year	$ (169,383)	$ (151,828)

Earnings (loss) per share, basic and diluted	$ (0.13)	$ 0.01
Weighted average number of common shares outstanding	132,508,456	95,841,089

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31, 2003 and 2002

	2003	2002

Cash provided by (used in):
Operations
Earnings (loss) for the year	$(17,555)	$ 604
Items not involving cash:
Depreciation and depletion	4,517	6,381
Gain on sale of assets	(45)	(98)
Write-down of assets	7,780	--
Reclamation	689	530
Equity loss	509	372
Future income tax	(5,692)	--
Other	(256)	24
Net change in non-cash working capital:
Accounts receivable	(420)	784
Inventory	1,960	(1,853)
Prepaid expenses	(392)	28
Accounts payable and accrued liabilities	(3,117)	1,253

	(12,022)	8,025

Investments:
Expenditures on plant, equipment and deferred exploration	(24,931)	(18,158)
Investment in Hope Bay Gold Corporation, net of cash acquired (note 2)	--	(2,317)
Sale (purchase) of short term investments	23,694	(23,694)
Net proceeds on sale of Northern Orion shares (note 3)	5,062	3,822
Collateral deposits	64	156

	3,889	(40,191)

Financing:
Issue of common shares for cash	61,969	34,758

	61,969	34,758

Increase in cash and cash equivalents	53,836	2,592
Cash and cash equivalents, beginning of the year	16,085	13,493

Cash and cash equivalents, end of the year	$ 69,921	16,085

Supplementary information
Income taxes paid	$ 436	254
Non-cash investing and financing activities
Fair value of note receivable, received on sale of assets (note 4)	9,267	--
Sale of assets (note 4)	8,898	--
Common shares issued for acquisition of Hope Bay Gold (note 2)	--	49,843
Common shares received for disposition of mineral property	--	98

See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

1.	Significant accounting policies:

(a)	Basis of preparation:

The consolidated financial statements include the accounts of Miramar Mining Corporation (the “Company”) and its material subsidiaries. Investments in entities when the Company’s interest is less than 20% are accounted for by the cost method from the date significant influence could no longer be applied. Investments in other entities are accounted for by the equity method. The Company’s subsidiaries and its percentage ownership in each at December 31, are as follows:

Miramar Con Mine Ltd.	100.0%
Miramar Giant Mine Ltd.	100.0%
Miramar Hope Bay Ltd.	100.0%
Miramar Gold Corporation	100.0%
Orcana Resources Corporation	100.0%
Talapoosa Mining Corp.	100.0%

The preparation of financial statements requires management to make estimates that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation and closure obligations, assumptions used in determining stock-based compensation, future income taxes and rates for amortization of property, plant and equipment. Actual results could differ from these estimates.

(b)	Cash and cash equivalents:

Cash and cash equivalents include investments with terms to maturity of 90 days or less when purchased.

(c)	Short-term investments:

Short-term investments with terms to maturity of greater than 90 days but not more than one year are recorded at the lower of cost and market determined on an aggregate portfolio basis.

(d)	Revenue recognition and inventory:

Revenue is recognized on production and product inventories are recorded at estimated net realizable value. Materials and supplies inventories are valued at average cost less appropriate allowances for obsolescence.

(e)	Property, plant and equipment:

Property, plant and equipment, which includes mine plant and equipment and mineral properties, is recorded at the lower of cost and estimated net recoverable amount. Buildings and equipment are depreciated over their estimated useful lives, not to exceed the estimated proven and probable ore reserves. Mining equipment and vehicles are depreciated on a straight-line basis over estimated useful lives of two to 15 years. Prior to their disposition, hydro-electric assets were depreciated on a straight-line basis over 95 years. Office furniture and computer equipment are depreciated using the declining balance method at 20% and 30%, respectively. The cost of mineral properties and related exploration and development costs are deferred until the properties are placed into production, sold or abandoned. Capitalized costs are amortized over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned. It is management’s policy to review the carrying value of all mineral properties on an ongoing basis.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(f)	Provision for site reclamation and closure costs:

Costs related to ongoing site restoration programs are expensed as incurred. Estimated costs of mine closure and site restoration are accrued and expensed over the estimated remaining life of the mineral properties on a unit-of-production basis. Estimates of the ultimate site reclamation and closure costs are based on current laws and regulations and expected costs to be incurred.

(g)	Pension expenses and obligation:

The Company maintains defined benefit pension plans and provides certain non-pension post-retirement benefits consisting of extended health and other benefits. The cost of providing pension and other post-retirement benefits is actuarially determined and charged to earnings using the projected unit credit actuarial method based upon management’s best estimate assumptions. Pension fund assets are valued at fair value. The pension expense for the year includes adjustments for plan amendments, experience gains and losses, and changes in assumptions that are being amortized on a straight-line basis over the expected average remaining service lives of the plan members. Any differences between the cumulative amounts expensed and the funding contributions are reflected as either an asset or a liability.

(h)	Stock-based compensation plan:

The Company’s has a stock-based compensation plan which is described in note 10 (c). On May 28, 2002, the Company retroactively to January 1, 2002 removed the stock appreciation rights of all outstanding employee stock options. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until the counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Under the fair value based method, compensation cost attributable to awards to employees that call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measurement of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(i)	Translation of foreign currency:

The accounts of foreign operations are translated into Canadian dollars as follows:

•	monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date

•	other assets and liabilities at applicable historical exchange rates

•	revenues and expenses at the average rate of exchange for the period covering the statement of operations except for expenses related to non-monetary assets which are at the rates used for the translation of the related assets.

Translation gains and losses are included in earnings.

(j)	Derivative financial instruments:

The Company uses forward sales agreements and options for the purpose of managing price and currency exposures on its anticipated gold sales. The Company assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective. Gains and losses relating to such instruments are recorded in income the same period as gold is produced to meet the hedged commitment. Realized and accumulated unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income at that time. The fair value charges in ineffective hedges is recognized in the statement of operations due to its nature.

The Company sells written call options. For written call options sold subsequent to October 24, 2000, the premiums received at the inception of the written call options are recorded as a liability. Changes in the fair value of the liability are recognized in the statement of operations at each reporting period. For written call options sold prior to October 24, 2000 changes in fair value are recognized in the statement of operations when settled.

(k)	Income taxes:

The Company uses the asset and liability method of accounting for future income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carryforwards. Future income tax assets and liabilities are measured using the substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. Future income tax assets also result from unused loss carry forwards, resource related pools and other deductions. The amount of future tax assets recognized is limited to the amount that management considers more likely than not to be realized.

(l)	Net earnings (loss) per share:

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, earnings (loss) available to common shareholders equals the reported earnings (loss). Diluted earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

on the exercise of dilutive stock options are applied to repurchase common shares at the average market price for the period.

For the year ended December 31, 2003, diluted loss per share is the same as basic loss per share as the affect of the outstanding options and warrants would be anti-dilutive.

(m)	Comparative figures:

Certain of the prior year comparative figures have been restated to conform to the presentation adopted for the current year.

2.	Acquisition of Hope Bay Gold

On May 23, 2002, the Company acquired Hope Bay Gold Corporation (“Hope Bay Gold”). Under the terms of the agreement, the Company issued 39,464,430 common shares to shareholders of Hope Bay Gold on the basis of 0.263 shares of the Company for each one Hope Bay Gold share outstanding at April 4, 2002. In addition, the Company issued 2,353,850 stock options and 3,923,872 share purchase warrants as outlined in notes 10 (c) and 10 (d). In 2002 during the period prior to acquisition, the Company loaned Hope Bay Gold approximately $2.5 million, which was used to fund its requirements for the Hope Bay project and to pay general corporate costs.

The fair value of the common shares and warrants and stock options to be issued by the Company was determined based on the average closing price of the Company’s stock at the time the terms of the acquisition were agreed to and announced. The assets acquired and liabilities assumed of Hope Bay Gold have been recorded at their fair values at the acquisition date as follows:

Fair value of net assets acquired:
Current assets	$ 1,013
Equipment	42
Investment in Sherwood Mining Corporation	838
Resource properties	64,690
Reclamation deposits	1,804

68,387

Less:
Current liabilities	3,854
Reclamation liability	650
Future income taxes	12,140

Fair Value of Net Assets Acquired	$51,743

Consideration:
Share consideration	$49,173
Acquisition costs	1,900
Stock options and warrants	670

Total Consideration:	$51,743

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

3.	Investment in Northern Orion Explorations Ltd.:

During the year ended December 31, 2002, unrelated option holders exercised an option granted by the Company to acquire 48 million shares of Northern Orion Explorations Ltd. (“Northern Orion”) and Northern Orion convertible notes having a face value of $6.9 million for a total purchase price of $3.84 million. As a result of this transaction, the Company ceased equity accounting for its interest in Northern Orion as of June 30, 2002.

At January 1, 2003, the Company had 22 million shares of Northern Orion, which represents approximately 11.7% of Northern Orion and a net proceeds interest royalty (“NPI”) in certain Northern Orion mineral properties which it acquired pursuant to a restructuring agreement with Northern Orion. The NPI entitles the Company to receive the economic equivalent of a 2.5% net smelter return on certain of Northern Orion’s mineral properties as well as 50% of the proceeds from the disposition of certain Northern Orion mineral properties, all to a maximum of $15 million. During the year ended December 31, 2003, Northern Orion consolidated its shares on a one-for-ten basis. Also during 2003, the Company sold a total of 1.7 million shares of Northern Orion for gross proceeds of $5.1 million. The Company has recorded the proceeds as a reduction of the carrying values of its interests in Northern Orion. Recovery of the remaining carrying value of the combined investment amounting to $10.1 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

4.	Sale of Bluefish:

On April 4, 2003, the Company completed the sale of the Bluefish hydroelectric power plant (“Bluefish”) to Northwest Territories Power Corporation. Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power to the Company’s Con mine. Sale consideration included a non-interest bearing note for $10 million payable on December 31, 2004, the supply of power to the Con mine, free of charge, equal to the historic generation profile of Bluefish until December 31, 2004 (note 16 (b)) and the supply of power to the Con mine, free of charge, at an annual rate of 5 million kilowatts and 18,000 kilo volt-ampere of demand for a five year period from 2005 to 2009, (the “power credits”). The $10 million note receivable and the power credits were recorded at their fair values of $9.3 million and $7.0 million respectively. In addition, the Company recorded a deferred gain of $7.0 million relating to the fair value consideration of the power credits. As the power credits are consumed, the Company recognizes a corresponding gain in the statement of operations. During the year ended December 31, 2003, approximately $2.7 million of the fair value of the power credits was consumed and has been recorded in cost of sales and a corresponding $2.7 million gain has been recorded in other income.

For accounting purposes, the note receivable on the sale of Bluefish will be accreted to its face value of $10 million over the period to its maturity. During 2003, the Company accreted interest of approximately $0.3 million which has been recorded in other income.

5.	Investment in Sherwood Mining Corporation:

As a result of the acquisition of Hope Bay Gold in May 2002 (note 2), the Company holds 40.21% of Sherwood Mining Corporation (“Sherwood”) and commenced equity accounting in June 2002. The Company supplied services on a cost recovery basis to Sherwood totaling $123,526 (2002 – $916,341) during the year ended December 31, 2003. As at December 31, 2003, the Company had received advances of $9,496 (2002 – $133,022) related to the planned exploration program in 2003.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

6.	Inventory:

	2003	2002

Gold and silver	$ 2,774	$ 4,074
Materials and supplies (note 7)	3,669	7,089

	$ 6,443	$11,163

7.	Property, plant and equipment:

	2003	2002

Producing:
Property, plant and equipment	$ 55,478	$ 77,064
Deferred exploration and development	51,367	52,584
Accumulated depreciation, depletion and write-downs	(101,029)	(109,846)

	5,816	19,802

Non-Producing:
Property, plant and equipment	2,199	1,977
Mineral properties	127,937	107,983
Accumulated depreciation and depletion	(1,046)	(1,030)

	129,090	108,930

	$ 134,906	$ 128,732

In the second quarter of 2003, the Company recorded a write down of $7.3 million to reflect the revised forecast of cash flow from its Con Mine operations reducing capital assets for the Con Mine by $5.0 million and supplies inventory by $2.3 million. In addition, the Company increased the provision for reclamation and site closure for the Con Mine by $0.5 million to reflect the lower number of gold ounces expected to be produced over the remaining life of the mine. On August 25, 2003, the Company made the decision to terminate mining from its underground operations at the Con Mine in November 2003. As a result of this decision, severance and closure costs of approximately $5.0 million were incurred and paid in the year ended December 31, 2003. These costs relate to severance payments made to employees as well as unrealized gold forward contract losses resulting from reduced gold production forecast impact on the assessment of hedge effectiveness. Mining will continue from the Giant Mine and ore will continue to be processed at the Con Mine milling facility. In the fourth quarter, the Company recorded a further write down of $0.5 million on supplies inventory.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

8.	Cash collateral deposits:

The Company has established the following cash deposits with chartered banks to serve as collateral for letters of credit pledged in favour of various governmental agencies and others under several water licenses and mineral exploration and mining agreements. The deposits are invested in guaranteed investment certificates and bear interest at market rates. These funds will be returned to the Company upon completion of reclamation of the properties to which they relate.

	2003	2002

Con Mine water license (note 16(d))	$1,500	$1,500
Bluefish water license	100	100
Giant Mine water license	200	200
Con Mine road permit	50	50
Golden Eagle reclamation	341	405
Talapoosa reclamation	233	233
Hope Bay water licenses and land permits	3,850	3,850

	$6,274	$6,338

9.	Other assets:

	2003	2002

Investments	$100	$106
Other	--	10

	$100	$116

10.	Share capital:

(a)	Authorized:

500, common shares without par value.

(b)	Issued:

	Common shares		Special warrants
	Number of shares	Amount	Number of shares	Amount

Balance December 31, 2001	61,009,783	$ 230,463	2,290,215	$ 2,700

Issued:
Common shares, net of issue costs	19,973,365	34,501
Conversion of special warrants into common shares	2,290,215	2,700	(2,290,215)	(2,700)
Future income tax effect of flow-through shares	--	(3,286)
Common shares issued for acquisition of Hope Bay Gold (note 2)	39,369,688	49,055
Common shares to be issued for acquisition of Hope Bay Gold	94,742	118
On exercise of warrants	19,282	26
On exercise of stock appreciation rights	138,598	--
On exercise of stock options	248,000	231

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

	Common shares		Special warrants
	Number of shares	Amount	Number of shares	Amount

Balance, December 31, 2002, carried forward	123,143,673	313,808	--	$ --
Issued:
Common shares, net of costs	25,923,574	58,598
Future income tax effect of flow-through shares	--	(4,698)
On exercise of warrants	724,946	1,090
On exercise of stock options	1,842,700	2,281

Balance December 31, 2003	151,634,893	$ 371,079	--	$ --

On March 11, 2002, the Company completed a private placement of 2,666,666 flow-through common shares at a price of $1.50 per common share. The agent for the flow though share offering received commissions of $260,000 on closing and an option to purchase 186,666 common shares at $1.50 per share that expires on March 11, 2004 of which 133,962 were exercised. The fair value of these options at the grant date was $30,000 and has been shown on a net basis in share capital.

On June 20, 2002, the Company completed a private equity placement consisting of 12,500,000 units at a price of $2.00 per unit plus 2,500,000 flow-through common shares at a price of $2.00 per share for gross proceeds of $30, through a syndicate of underwriters. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $2.50 until June 20, 2003 which expired unexercised. The syndicate of underwriters received a 6% commission totalling $1,800,000 on closing and an option to purchase 900,000 common shares at $2.03 per share until June 20, 2003 which expired unexercised. The fair value of these options at the grant date was $125,000 and has been recorded on a net basis in share capital.

On December 19, 2002, the Company completed a private placement of 2,306,699 flow-through common shares at a price of $1.50 per common share. The agent for the flow-though share offering received commissions of $192,000 on closing and an option to purchase 128,000 common shares at $1.50 per share that expired on December 19, 2003 which was exercised prior to expiry. The fair value of these options at the grant date was $33,000 and has been recorded on a net basis in share capital.

On June 25, 2003, the Company completed a private placement of 3,572,000 flow-through common shares at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $7,501,200 by December 31, 2004. The underwriter for the flow-though share offering received commissions of $437,850 on closing and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004. The fair value of these options at the grant date was $75,000 and has been shown on a net basis in share capital.

On August 14, 2003, the Company completed a public offering of 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 common shares at $2.10 per share that expires on February 14, 2005. The fair value of these options at the grant date was $410,000 and has been shown on a net basis in share capital.

On December 10, 2003, the Company completed a private placement of 4,151,574 flow-through common shares at a price of $3.65 per common share and 1,500,000 units at a price of $3.05 per unit for gross proceeds totalling $19,728,245. Each unit consisted of one common share and one-half of one common share purchase warrant. In consideration for their services the underwriters received $922,250 and broker warrants exercisable to purchase 265,000

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

2005. common shares at $3.05 per common share until June 10, 2005. The fair value of these warrants at the grant date was $156,000 and has been shown on a net basis in share capital. The Company must incur Canadian exploration expenditures as defined in the Income Tax Act (Canada) in the amount of $15,153,245 by December 31, 2004.

(c)	Stock options:

Stock options are granted at the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the termination of the optionee’s employment. The vesting periods of stock options granted vary with terms determined by the Board of Directors. At December 31, the Company had stock options outstanding as follows:

	2003		2002

	Shares options	Average exercise price	Shares options	Average exercise price

Outstanding, beginning
of year	4,273,721	$1.25	1,722,121	$1.33
Granted	1,730,318	1.94	1,009,500	1.24
Converted on acquisition of
Hope Bay Gold (note 2)	--	--	2,353,850	1.37
Exercised	(1,842,700)	1.24	(577,000)	0.88
Forfeited or expired	(54,000)	1.20	(234,750)	3.99

Outstanding, end of year	4,107,339	$1.54	4,273,721	$1.25

During the year ended December 31, 2003, no compensation costs were recorded in the statement of operations for options granted to employees. Had compensation costs been determined using the fair value based method at the grant dates for awards under the Plan, the Company’s pro forma net earnings, earnings per share and fully diluted earnings per share would have been as follows:

	2003	2002

Pro forma earnings (loss)	$ (18,423)	$ 204
Pro forma earnings (loss) per share, basic and diluted	$ (0.14)	$ 0.00

The compensation costs reflected in these pro forma amounts were calculated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.3%, a dividend yield of 0%, an expected volatility of 55% and expected lives of stock options of 5 years. As at December 31, 2003, 3,807,339 options were fully vested and expire as follows:

Year	Number	Exercise price

2004	158,000	1.30
2005	767,600	1.74
2006	1,403,521	1.16
2007	516,000	1.22
2008	962,218	1.96

Subsequent to December 31, 2003, the Company granted 2,664,060 stock options at an average price of $3.10.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(d)	Warrants and brokers compensation options:

At December 31, the Company had warrants and brokers compensation options outstanding as follows:

	2003		2002

	Warrants and options	Average exercise price	Warrants and options	Average exercise prise

Outstanding, beginning
of year	10,479,539	$6.13	206,116	$ 1.30
Granted	1,308,500	2.29	7,464,666	2.40
Converted on acquisition of
Hope Bay Gold (note 2)	--	--	3,923,872	7.53
Exercised	(724,946)	1.51	(19,282)	1.37
Forfeited or expired	(9,701,889)	6.50	(1,095,833)	11.24

Outstanding, end of year	1,361,204	$2.26	10,479,539	$ 6.13

11.	Income and resource taxes:

At December 31, 2003, the Company has unused tax loss carry forwards in Canada of $33.8 million (2002 — $29.0 million) expiring between the years 2004 and 2010 which are available to reduce taxable income and capital losses of $59.5 million (2002 — $43.7 million) which are available indefinitely, but can only be utilized against capital gains. The ability of the Company to utilize the loss carry forwards and the capital losses is not considered more likely than not and therefore a valuation allowance has been provided against the tax assets.

The tax effect of the significant components within the Company’s future tax asset (liability) at December 31 were as follows:

	2003	2002

Loss carry-forwards	$ 11,791	$ 10,864
Capital losses	10,590	7,780
Property, plant and equipment	15,253	11,736
Canadian mining royalty	--	14,232
Canadian resource deductions	2,137	4,378
Reclamation liabilities	2,854	2,535
Equity investment	730	3,637
Other	4,006	1,701

	47,361	56,863
Valuation allowance	(47,361)	(56,863)

Net future tax asset	--	--

	2003	2002

Future income tax liability of Hope Bay Gold (note 2)	(8,293)	(12,140)
Future income tax liability on flow-through shares	(9,588)	(6,735)

Net future income tax liability	$(17,881)	$(18,875)

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

The income tax expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 34.1% (2001 – 43.1%) to pretax losses as a result of the following:

	2003	2002

Earnings (losses) before equity loss and income taxes	$(22,811)	$1,230

Computed "expected" tax expense (recovery)	$(7,605)	$ 530
Adjustment to income taxes resulting from change in
valuation allowance	(9,502)	(530
Adjustment to future tax assets and liabilities for enacted
changes in tax rates	(5,483)	--
US losses not recognized	3,229	--
Canadian mining royalty pools not recognized	14,232	--
Share issue costs	(1,263)	--
Losses expired	1,960	--
Capital taxes	436	254
Other	(1,270)	--

Income taxes	$(5,266)	$ 254

12.	Pension plan and other post-retirement benefits:

The Company has four defined benefit pension plans covering substantially all of the employees at the Con Mine and the Giant Mine. These plans are funded on an ongoing basis, based on periodic actuarial valuations and statutory requirements. In addition, the Company, by practice, provides for other post-retirement benefits. The ultimate liability for these benefits is estimated for accounting purposes on an ongoing basis using periodic actuarial calculations.

Summary information related to the defined benefit pension plans and other benefits are as follows:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Accrued benefit obligation	$ 16,621	$ 16,394	$ 142	$ 1,010
Fair value of plan assets	14,927	12,969	--	--

Funded status surplus (deficit)	(1,694)	(3,425)	(142)	(1,010)
Unamortized past service costs	1,878	857	(328)	(499)
Unamortized experience loss (gain)	202	2,244	--	--

Accrued benefit asset (liability)	$ 386	$ (324)	$(470)	$(1,509)

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

Reconciliation of accrued benefit obligation:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Balance, beginning of year	$ 16,393	$ 14,305	$ 1,010	$ 947
Current service cost	670	730	27	27
Interest cost	1,099	1,062	68	65
Benefits paid	(1,122)	(827)	(68)	(29)
Plan improvement	--	864	--	--
Actuarial gains (losses)	633	260	3	--
Gain due to curtailment	(1,052)	--	(898)	--

Accrued benefit obligation, end of year	$ 16,621	$ 16,394	$ 142	$ 1,010

Reconciliation of plan assets:

	Pension benefit plans		Other benefit plans
	2003	2002	2003	2002

Fair value, beginning of year	$ 12,968	$ 14,625	$--	$--
Actual return on plan assets	1,727	(1,309)	--	--
Employer contributions	1,354	480	--	--
Benefits paid	(1,122)	(827)	--	--

Fair value of plan assets, end of year	$ 14,927	$ 12,969	$--	$--

Pension expense during the year for the pension plans was $1,984,000 (2002 — $803,000). Other benefit plans recovery for the year is $970,300 (2002 – $158,400). Pension expense for the year was comprised of the following:

	2003	2002

Current service cost	$ 670	$ 730
Interest cost	1,099	1,062
Expected return on plan assets	(981)	(1,083)
Amortization of experience gains/(losses)	542	11
Amortization of past service costs	294	83

Loss due to curtailment	360	--

	$ 1,984	$ 803

In two (2002 – two) of the defined benefit pension plans, the accrued benefit obligation exceeds the fair value of plan assets at year-end by $2,829,000 (2002 — $4,433,000). Payments are being made to fund the excess of the accrued benefit obligation over the fair value of plan assets in accordance with applicable legislation. For purposes of measuring other benefits, an 80% probability was assigned to termination of employees in five years due to mine closure.

The significant actuarial assumptions used in 2003 and 2002 in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension benefits	Other benefits

Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	7.50%	n/a
Weighted average rate of compensation increase	2.00%	n/a

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

13.	Business segments:

(a)	Reportable Segments – The Company’s operating mine produces gold and is located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales.

(b)	Geographic Segments — The Company operates in Canada.

The Company’s property, plant and equipment and expenditures, revenues and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss) before equity loss and income taxes

Gold operations	$ 5,780	$ 3,908	$ 45,602	$(19,444)
Gold exploration	128,024	20,911	--	--
Other	1,102	112	1,275	(2,858)

	$134,906	$24,931	$ 46,877	$(22,302)

12 months ended December 31, 2003	Property, plant and equipment	Expenditures on property, plant and equipment	Revenues	Earnings (loss) before equity loss and income taxes

Gold operations	$ 19,802	$ 6,669	$53,122	$ 3,668
Gold exploration	107,983	73,815	--	--
Other	947	94	945	(2,438)

	$128,732	$80,578	$54,067	$ 1,230

14.	Financial risk management:

(a)	Gold hedging:

In order to manage its exposure to fluctuations in the price of gold, the Company enters into fixed forward, spot deferred and options contracts in the course of its business. Forward sales agreements obligate the Company to sell gold at a specified price on a specified date. Spot deferred contracts allow the Company to defer the delivery of gold under the contracts to a later date at the original contract price plus the prevailing premium (contango) at the time of the deferral, thereby allowing the Company to participate in current market price increases while providing future downside protection. Put options provide the holder with the right, but not the obligation, to sell gold at the contract price. Call options written provide the holder with the right, but not the obligation, to purchase gold at the contract price.

The Board of Directors has approved a hedging policy and reviews the Company’s hedging position periodically. As at December 31, 2003, the Company had entered into the following gold contracts:

Anticipated delivery/expiry	Hedged ounces	Average price per ounce	Call options sold	Average price per ounce

2004	19,800	CAD $478	36,000	CAD $478

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(b)	Credit risks:

The Company’s ability to realize on the above contracts is dependent upon the ability of the counter-parties to perform in accordance with the terms of the agreements. The Company deals only with major financial institutions with investment grade credit ratings and does not expect any counter-parties to fail to meet their obligations.

15.	Financial instruments:

Fair value estimates are made at the balance sheet date, based upon relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement. Changes in assumptions and market conditions could significantly affect these estimates. Factors used in determining the fair value of gold call options are the contracted sales price of gold in comparison to current spot price and the probability of movements in the price of gold over the term of the option. As at December 31, 2003, the combination of the spot price of U.S. 415 per ounce and the probability of future price changes has had a significant effect on the fair value of gold call options sold. However, the effect of the probability of future price changes on the fair value estimate diminishes over the life of the option. The carrying values of all financial instruments approximated fair values, except the investment in Sherwood and derivative instruments. In addition, the fair value of the investment in Northern Orion is undeterminable due to the inherent difficulty in the determination of the fair value of such an instrument.

The fair value excess (deficiency) of derivative instruments and the fair values based on the quoted market values and carrying values of the investment in Sherwood and other assets, at December 31 are as follows:

	2003		2002
	Carrying value	Fair value	Carrying value	Fair value

Investment in Sherwood	$ 294	$ 3,350	$ 803	$ 1,200
Other assets	100	1,500	116	116
Derivatives:
Gold forward sales cont	ts --	(1,270)	(1,225)	(5,382)
Gold calls sold	(1,742)	(2,596)	(940)	(4,300)

The Company has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contains certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at the Con mine, the Company was in breach of certain of these financial covenants. However, the financial institution has agreed in writing to modify the affected covenants for a period of time which the Company believes is sufficient in order for the Company to comply with the covenants.

16.	Commitments and contingencies:

(a)	Miramar Con Mine Ltd. (“MCML”) is committed to the purchase of $780,000 of liquid oxygen per annum through 2007, subject to an ongoing purchase option in the Company’s favour at the discounted value of the remaining payments.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(b)	As part of the arrangement to sell Bluefish described in note 4, the Company has entered into an indemnity agreement with NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agrees to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The terms of the indemnity agreement provide for no limitation to the maximum potential future payments under the guarantee. The Company has not provided for any current carrying amount of the liability, contingent or otherwise, for the obligations under the guarantee. The Company has granted the indemnification in order to allow NERCO to release a similar guarantee provided by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the Bluefish assets, as collateral for the indemnity against environmental liability given to NERCO. As security for the indemnification given to NERCO, the Company has granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from the sale of these assets will be placed in a reclamation security trust, to be used to pay for the eventual reclamation of the mine.

(c)	As a condition of the acquisition of the Giant Mine assets, Miramar Giant Mine Ltd. (“MGML”) has established cash collateral security of $200,000 (note 8) and has issued promissory notes payable in the total amount of $6.8 million as security under the existing water licence. The promissory notes are secured solely by the Giant Mine assets and are due only from MGML upon default of the Reclamation Security Agreement (“RSA”). No value has been ascribed to this security interest in the consolidated financial statements. The amendment to the RSA completed in November 2001 provided that MGML continue to operate the mine and hold the property in compliance with environmental requirements for an indefinite term. In compensation for environmental and holding costs, MGML will be reimbursed $300,000 monthly by Department of Indian Affairs and Northern Development (“DIAND”). Termination of the RSA agreement by MGML requires written notice one month prior to termination date.

(d)	On August 8, 2000, MCML received a renewal water licence for the Con Mine issued under the Northwest Territories Waters Act. This licence expires on July 29, 2006. As a condition of a water license held by the MCML, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with DIAND the to fund security deposits by assigning the Company’s right to $10 million receivable from the Northwest Territories Power Corporation (note 4) in connection with the sale of Bluefish and assigning the $10 million promissory note receivable from the Northwest Territories Power Corporation to DIAND. The proceeds, once received by DIAND, are to be deposited in a reclamation security trust established by the Company. The Company will also maintain the existing bond of $1.5 million (note 8) until such time as the reclamation security trust contains $9 million or such other amount as is required by the terms of the Water License as security. The reclamation security trust will be used to fund the reclamation of the site on completion of operations.

(e)	In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.8 million at December 31, 2003, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. The Company has requested certain information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this issue is not yet determinable. No provision for these costs has been recorded at December 31, 2003.

MIRAMAR MINING CORPORATION
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars)

Years ended December 31, 2003 and 2002

(f)	In October 2002, the Company entered into a long-term lease for office space for its corporate and exploration office. The Company has minimum commitments under operating leases for its premises totalling approximately $225,000 annually for ten years.

(g)	On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation whereby the Company has the option to earn a 60% interest in the George and Goose Lake projects in Nunavut. Under the terms of the letter agreement, the Company would earn a 60% interest in the properties and related rights and facilities by spending a total of $25 million over a 30 month period. Subsequent to December 31, 2003, a formal agreement was finalized and executed.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The Company’s mining and exploration assets are all gold assets in Canada’s North. They include the Hope Bay belt in Nunavut, an option on the George and Goose Lake projects in Nunavut and the Giant Mine in Yellowknife in the Northwest Territories. The Company has built up considerable experience in operations, exploration and logistics in the North as this is where the Company has focused its activities.

2003 Highlights

•	Successful exploration activity at Hope Bay resulting in a 25% increase in resources.

•	Drilling at Madrid resulted in expansion of the mineralization at Suluk.

•	Deep drilling at Boston resulted in a high-grade intercept well below previous defined resources.

•	Completion of an agreement on an option to earn 60% of the George and Goose Lake projects.

•	Equity financings of $62 million (net) completed during the year.

•	Mining terminated at the Con Mine in November as result of continued poor mining performance.

•	Production of 84,269 ounces of gold at cash costs of US$380 per ounce.

•	Consolidated net loss of $17.6 million, $0.13 per share. Excluding write down, closure and severance costs for Con Mine and gain related to future income taxes, the net loss was $10.5 million, $0.08 per share.

During 2003, the major focus of the Company continued to be the advancement of the Hope Bay project through exploration drilling programs and the completion of a feasibility study for the development of the Doris North deposit. The feasibility study demonstrated positive economics for a small-scale operation on this high-grade deposit. Throughout the year, the Company worked to advance the Doris North Project through the permitting process. The permitting process in Nunavut is directed by the Nunavut Impact Review Board (“NIRB”). A draft Environmental Impact Study (“EIS”) was submitted to NIRB during the first quarter. During the third and fourth quarters the Company received comments from NIRB which were incorporated into a final EIS and submitted in December. NIRB has scheduled public hearings for June 2004 and the Company continues to anticipate that the Doris North Mine could start operations in the fourth quarter of 2005.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Highlights of exploration activities at Hope Bay included a number of intercepts from the Madrid area that resulted in expansion of the mineralization in the Suluk deposit at strike and to depth as well as the discovery of lenses to the south. These results, combined with new geologic models for the balance of the Madrid area resulted in the definition of a lower grade, bulk tonnage resource at Madrid. Further, exploration activities at Boston resulted in a significant intercept (9.0 meters grading 54.7 g/t) which was encountered at approximately 1,000 meters below surface, well below previously defined resources.

In Yellowknife, operations significantly underperformed forecast gold production due to ore losses, lower than expected grade and reduced recoveries for both free milling and refractory ores at the Con Mine. After a detailed review of the mine’s performance it was determined that continuing operations at the Con Mine could not achieve the Company’s stated goal of generating positive free cash flow. As a result, underground mining activities at the Con Mine were terminated at the end of November. The termination of mining at the Con Mine resulted in the lay-off of approximately 200 employees. Mining operations are expected to continue at Giant Mine with ore processed at the Con Mine mill facility. The completion of the sale of the Bluefish hydroelectric facility in April has provided the required funding for bonding requirements and future reclamation of the site.

EARNINGS AND CASH FLOW

For the twelve months ended December 31, 2003, the net loss was $17.6 million or $0.13 per share. Excluding write down ($7.8 million), closure and severance ($5.0 million) and the gain related to future income taxes ($5.7 million), the net loss was $10.5 million or $0.08 per share. This compares with net earnings of $0.6 million or $0.01 per share for the same period in 2002. The loss resulted from significant underperformance of gold production from the Yellowknife operations during the year. Gold production decreased in 2003 by 27% or 30,865 ounces resulting in $14.2 million lower sales revenue. Higher gold prices partially offset the decrease in production: the average gold sales price in 2003 was CAD$505 per ounce compared to CAD$461 per ounce in 2002, a $44 per ounce or 9% increase, contributing $3.7 million in additional sales revenue.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Financial Data
The following table summarizes total revenues and income (loss) over the last three fiscal years.

	2003	2002	2001

Total Revenue	$ 46,877	$54,067	$ 55,821
Income (Loss)	$(17,555)	$ 604	$(5,899)
Per Share	$ (0.13)	$ 0.01	$ (0.10)

The following tables summarize total revenue and income (loss) over the last eight fiscal quarters.

	2003

	Q1	Q2	Q3	Q4
Total Revenue	$15,677	$ 9,782	$ 11,905	$ 9,513
Income (Loss)	$ 44	$(7,441)	$(5,688)	$(4,470)
Per Share	$ 0.00	$(0.06)	$ (0.04)	$(0.03)

	2002

	Q1	Q2	Q3	Q4
Total Revenue	$14,835	$ 12,593	$15,096	$ 11,543
Income (Loss)	$ 565	$ 2,387	$ 1,206	$(3,554)
Per Share	$ 0.00	$ (0.03)	$ 0.01	$ (0.03)

Free cash flow in 2003 was an outflow of $15.7 million compared to inflow of free cash of $1.4 million for the same period in 2002. “Free cash” flow from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company’s operating mines from cash from operations as shown in the following table.

	2003	2002

Cash from operations	(12,022)	8,025
(Includes corporate general and administration)
Less: mine capital and development	(3,674)	(6,669)

Net free cash flow from gold operations	(15,696)	1,356

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATIONS OVERVIEW

Revenue

For the twelve months ended December 31, 2003, the Company produced 84,269 ounces of gold compared to 115,134 ounces in 2002. Revenue from gold sales was $42.6 million compared to $53.1 million in 2002. Included in revenue in 2002 was an unrealized loss of $2.2 million on gold spot deferred contracts and call options which reversed in 2003.

	2003	2002

Gold	$40,387	$ 55,287
Effects of hedging	2,165	(2,165)

Total gold sales	42,552	53,122

Interest and other income	4,325	945

Revenue	$46,877	$ 54,067

During 2003, the Company realized US$352 per ounce of gold sold compared to US$293 per ounce realized in 2002. The average price for gold in the spot market was US$364 per ounce in 2003. In Canadian dollar terms, the realized price per ounce was $505 in 2003 as compared to $311 per ounce on the spot market and $461 in the same period of 2002. Other income was $4.3 million in 2003 compared to $0.9 million in the same period of 2002. Other income includes interest earned on short-term cash investments and included in 2003 was the realization of a portion of the gain on the power credits which were received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the consolidated financial statements.

Mining Operations

The Yellowknife mining operations, consisting of the Con and Giant mines, fell significantly short of production targets with shipments of 84,269 ounces at cash costs of US$380 per ounce during 2003. For the corresponding period in 2002, operations produced and shipped 115,134 ounces at a cash cost of US$246 per ounce.

Yellowknife Operations	2003	2002

Giant - Refractory
Tons of ore processed	73,508	71,536
Average grade (ounce per ton)	0.353	0.379
Average recovery rate (%)	85.28	88.07
Ounces of gold recovered	22,103	23,899
Con - Free Milling
Tons of ore processed	137,109	203,029
Average grade (ounce per ton)	0.360	0.405
Average recovery rate (%)	90.46	92.21
Ounces of gold recovered	44,687	75,799

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Yellowknife Operations	2003	2002

Con - Refractory
Tons of ore processed	56,645	76,609
Average grade (ounce per ton)	0.255	0.297
Average recovery rate (%)	83.01	86.59
Ounces of gold recovered	12,013	19,714
Arsenic tailings
Tons of tailings processed	11,904	5,307
Ounces of gold recovered	3,300	2,524
Total ounces of gold recovered	82,102	121,935

Total ounces of gold shipped	84,269	115,134

Production Cost per Ounce Shipped $US
Direct mining expense*	$ 367	$ 257
Deferred mining expense (net)	(7)	(2)
Work-in-progress inventory and other	8	(9)

Cash operating cost	$ 368	$ 246

Depreciation	24	14
Reclamation and mine closure	11	7
Other**	(1)	6

Total production cost	$ 402	$ 273

*	Excludes the non-cash charge for "free" power as described below in Operating Costs which is offset by a gain of equal value in Other Income.
**	Excludes write down of assets and severance and closure costs.

Due to continued poor performance at the Con Mine, management determined that operations could not achieve positive cash generation. As a result, operations were terminated at the end of November 2003. Ongoing operations will focus on mining and processing of Giant mine ores. For the year, production from the Giant Mine was as planned. Total tons mined were 73,508 tons grading 0.353 opt or 94% of plan. The minor shortfall in tonnage was attributed to redirecting activities to developing ore from C-Shaft third level for 2004 processing. As discussed both Con free milling and refractory production were well below expectations. Free mill tons mined and processed were 137,109 tons grading 0.360 opt or only 80% of plan. This primarily resulted from significant losses within remaining remnant areas and termination of mining in November. Con refractory also under performed, producing only 56,645 tons grading 0.255 opt or 55% of plan. This significant shortfall resulted from the decision to abandon mining in 2900 north and from ore losses within the AW trend.

The significant increase in direct mining expenses per ounce of gold shipped in 2003 compared to 2002 is due primarily to the significant shortfall in recovered ounces. Total Con Mine operating costs were higher than in the previous period; however, the production shortfall was more significant as the ton and ounce return for mining dollars spent was adversely impacted by lower

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

productivity for both free milling and refractory ores. Operating costs were also impacted by higher labour benefit costs as provided for in the new collective agreements signed in 2002. The increase in deferred mining expenses resulted from lower produced ounces from the Con Mine to amortize deferred development costs against. Total dollars deferred in the periods were similar, reflecting similar development activities. The increase in work-in-progress inventory per ounce over 2002 is the result of the build up of Con and Giant refractory ores stockpiled during shutdown for which costs were deferred until consumed in 2003. Depreciation costs decreased year over year, but increased on a cost per ounce basis due to significantly lower units of production. Reclamation and mine closure costs includes an adjustment of $0.5m as a result of the revised mine operating plan.

Operating Costs

The cost of sales in 2003 was $45.9 million compared to $41.3 million in 2002. The increased cost of sales was the result of: (1) a non-cash charge of $2.7 million for the realization of a portion of the gain on “free power” received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the 2003 consolidated financial statements. This charge is offset by a gain on the transaction recorded in other income for the same amount; (2) consumption of work-in-progress inventory which was built up in 2002 for which costs were deferred until consumed in 2003, and (3) offset by decreased labour costs as a result of workforce reduction in the third and fourth quarters. General and administrative expenses in 2003 were $4.2 million compared to $3.3 million in 2002; of note were higher listing fees resulting from listing on the American Stock Exchange and higher investor relations expenditures. Depreciation and depletion expense in 2003 was $4.5 million compared to $6.4 million in 2002 as a result of the write down of Con Mine assets in the second quarter. Reclamation expense in 2003 was $1.7 million compared to $1.9 million in 2002. As a result of the decision to terminate underground mining at Con Mine, the Company recorded a write down on Con Mine assets totaling $7.8 million during the year and incurred closure costs and severance costs of $5.0 million.

Exploration Activities

The prime focus for the Company continues to be the Hope Bay project. The Company is committed to a two-pronged strategy to both explore the project and to advance a portion of the project to a production decision. Exploration programs carried out in 2003 at Hope Bay consisted of two major components: 29,467 meters of core drilling in the Madrid area and 8,850 meters of core drilling targeting the deep potential below at the Boston deposit. Ongoing regional exploration continued the search for new discoveries and included 4,296 meters of reverse circulation drilling.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration programs began in mid-February with the commencement of drilling at Madrid. The program was successful in expanding mineralization at Suluk along strike and to depth. The positive results at Suluk led the Company to examine the potential for a higher tonnage bulk mining scenario. These results at Suluk coupled with the re-evaluation of Naartok resulted in an 80% increase in total resources at Madrid.

The deep drilling program at Boston was initiated in mid-March and continued into the third quarter. It successfully demonstrated the depth potential of the Boston mineralizing system: all holes intersected significant sections of alteration similar to those as seen at shallower depths and all holes encountered gold values, suggesting the potential for additional resources. Overall the program successfully expanded the favourable alteration to depths of almost 1,400 meters, well below any previous results, over a strike length of up to 750m. The Boston deposit currently has an indicated resource of 687,000 oz at a grade of 15.5g/t and an inferred resource of 901,000 oz at a grade of 10.9g/t which are largely above the 500 meter level. During the third quarter, work commenced on a master hole which was expected to provide a drill platform for continued deeper drilling for a series of step-out holes to be wedged off the master hole. Technical difficulties forced a suspension of drilling from the master hole at the end of the 2003 season. This program is being re-evaluated and is proposed to be re-initiated in 2004.

Permitting continued throughout the period with completion of the review of the draft EIS by NIRB, consultations with the Department of Fisheries & Oceans on fisheries compensation requirements, and issuance of an EIS deficiency letter by NIRB in July. This letter provided the comments necessary to enable the Company to complete the final EIS which was submitted to NIRB in December. No parties have asserted that the Doris North Mine should not be permitted to proceed. The Company will need to address the technical concerns of NIRB and other parties in order to obtain construction and operation permits. The Company continues to forecast start-up of the mine in the fourth quarter of 2005. During 2003, engineering activities were completed to support the EIS process and to allow for final design criteria development, such as the tailings impoundment design, additional cyanide destruction work and transportation studies.

Capital Programs

During fiscal 2003, the Company had capital expenditures of $20.9 million for exploration and project activities at Hope Bay compared to expenditures of $73.8 million for the acquisition of Hope Bay Gold and exploration and project activities at Hope Bay in 2002. Additionally, the Company incurred $3.7 million on mine capital and development at the Yellowknife operations.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This compares with capital expenditures of $6.7 million for mine capital and development at Yellowknife in the same period of 2002.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as well as the reported expenses during the reporting period. The most critical accounting policies upon which the Company depends are those requiring estimates of gold reserves and resources and future recoverable gold ounces and assumptions of future gold prices. Such estimates and assumptions affect the determination of the potential impairment of long-lived assets as well as value of product inventory and the rate in which depreciation and amortization are charged to the earnings. In addition, management estimates costs associated with reclamation and closure of mining properties described above. Management re-evaluates its estimates and assumptions on an ongoing basis; however, due to the nature of estimates, actual amounts could differ.

Accounting for Exploration and Development Cost

Exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations. The carrying values of the mineral properties are assessed at balance sheet date to determine whether any persuasive evidence exists that the properties may be permanently impaired. The Company’s progress in its development activities towards its planned operations is a key factor to be considered as part of the ongoing assessment of the recoverability of the carrying amount of capital assets and deferred development and pre-operating costs. If there is persuasive evidence of impairment, the asset is written down to its estimated net recoverable value. Deferred exploration expenditures for the Hope Bay group of properties totals $127.0 million at December 31, 2003 and $108.0 million at December 31, 2002 (see note 7 of the consolidated financial statements).

FINANCING AND LIQUIDITY

At December 31, 2003, the Company had consolidated working capital of $69.0 million compared to $41.4 million at the end of 2002. Of the $69.0 million working capital, $69.9 million was cash and cash equivalents compared to $39.8 million in 2002. In addition to working capital, at December 31, 2003 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2002 and $9.6 million in notes receivable from a transaction completed in the second quarter of 2003 for the sale of the Company’s Bluefish hydroelectric power plant (described below).

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

On April 4, 2003, the Company’s subsidiary completed the sale of the Bluefish hydroelectric power plant to the Northwest Territories Power Corporation (“Power Corporation”) in consideration for a promissory note in the principal amount of $10 million due on December 31, 2004. In addition, until December 31, 2004, the Power Corporation will continue to supply power equal to the historic generation profile of Bluefish to Con Mine, free of charge; and, for the five year period 2005-2009, the Power Corporation will provide power to the Con Mine, free of charge, up to an annual rate of 5 million kilowatts and 1,500 KVA of monthly demand.

Bluefish is a 7.0 mega volt-ampere hydroelectric power generating facility, located 25 miles northwest of Yellowknife, which supplies power for use by the Con Mine. As part of the arrangement to sell Bluefish, the Company granted an indemnity to NERCO Minerals Company (“NERCO”), the previous owners of the Con Mine, in which the Company agreed to hold NERCO harmless against any future third party claims that relate to environmental conditions of the Con Mine. The Company granted the indemnification in order to allow NERCO to release a security interest for a similar guarantee provided to it by Red Lion Management Ltd. (“Red Lion”) in connection with the acquisition of the Con Mine. Red Lion held a security interest in all the assets of the Con Mine, including the Bluefish assets, as security for the indemnity against environmental liability given by it to NERCO. As security for the indemnification given to NERCO, the Company granted a security interest on the Con Mine assets to NERCO and agreed that the net proceeds from sale of these assets will be placed in a reclamation trust, to be used to pay for the eventual reclamation of the mine.

On June 25, 2003, the Company completed the private placement of 3,572,000 flow-through common shares (of which 3,475,000 were sold through an underwriter) at a price of $2.10 per common share. The Company must incur Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) on the Hope Bay project in the amount of $7,501,200 by December 31, 2004. The underwriter received a commission of $437,850 and an option to purchase 208,500 common shares at $2.10 per share that expires on June 25, 2004.

On August 14, 2003, the Company completed a public offering through a syndicate of underwriters of 16,700,000 common shares at a price of $2.10 per share for gross proceeds of $35,070,000. The underwriters received commissions of $1,753,500 and an option to purchase 835,000 shares at $2.10 per share that expires on February 14, 2005. The Company plans to use the net proceeds of this financing to advance its Hope Bay project and for general corporate purposes.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

On December 10, 2003, the Company completed a private placement of 4,151,574 flow-through common shares at a price of $3.65 per common share and 1,500,000 units at a price of $3.05 per unit for gross proceeds totaling $19,728,245. Each unit consisted of one common share and one half of one share purchase warrant. In consideration for their services the underwriters received commissions of $922,250 and a broker warrant exercisable to purchase 265,000 common shares at $3.05 per common share until June 10, 2005. The Company must incur Canadian exploration expenditures (as defined in the Income Tax Act (Canada)) in the amount of $15,153,245 by December 31, 2004.

During the year, the Company sold a portion of its shares in Northern Orion Exploration Ltd. (“Northern Orion”) for proceeds of $5.1 million. As a result of the share restructuring completed by Northern Orion in June 2003, the number of shares held by the Company was reduced to 2.2 million, of which the Company has sold 1.7 million. The Company will retain the net proceeds royalty interest with Northern Orion as described in note 3 to the consolidated financial statements.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that the repayment of the note received on the sale of Bluefish will provide sufficient cash to meet the current and future closure obligations of the Con Mine. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through one or a combination of project debt financing and equity offerings. The Company’s strategy is to use equity financing to finance exploration activities and maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

Liabilities and Contingencies

As a condition of a water license held by the Con Mine, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development (“DIAND”) to fund security deposits by assigning the proceeds from the repayment of the $10 million promissory note from the Power Corporation to a reclamation security trust. The Company will also maintain the existing bond of $1.5 million described in note 8 until such time as the promissory note is repaid. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

an independent valuation prepared for the Company. In 2000, Canada Revenue Agency (“CRA”) issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.8 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this matter is not yet determinable. No provision for these costs has been recorded at December 31, 2003.

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the George and Goose Lake projects in Nunavut for expenditures of C$25 million over a thirty month period. Subsequent to December 31, 2003, a formal agreement was finalized and executed.

Commitments

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, the Company has entered into spot deferred forward sales contracts and written call options for a portion of the Yellowknife mine’s expected future production. The Company has hedged foreign currency risk by fixing exercise prices in Canadian dollars. The Company does not hold these financial instruments for speculative or trading purposes and the Company is not subject to margin requirements on any of its hedging lines. The Company, however, has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at the Con Mine, the Company is in breach of certain of these financial covenants. However, the financial institution has agreed to modify affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

Further, as a result of the termination of underground mining at Con Mine, forecast gold production is expected to be insufficient to meet all of the remaining obligations as detailed in the table below and the Company plans to financial settle affected contracts.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company has recorded an unrealized loss of $1.7 million on the affected contracts as discussed in the paragraph following the table below.

The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2003:

Period	Hedged ounces	Average price	Call options sold	Average strike price

2004	19,800	CAD36,000	CAD$478

The fair value of 36,000 ounces of other call options was negative $2.6 million at December 31, 2003 and was negative $4.3 million at December 31, 2002. The Company has recorded an unrealized loss of $1.7 million for these call options to reflect the ineffectiveness of the hedge as a result of the termination of underground mining at the Con Mine and the forecast reduction in gold production. The changes in the fair value of the remaining call options will be recorded in financial statements at maturity in accordance with accounting recommendations in place prior to October 24, 2000, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options.

The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.3 million on December 31, 2003 and was negative $5.4 million at December 31, 2002. The change in the fair value has not been recorded in accordance with accounting recommendations for hedging contracts. The Company has not entered into any gold sales or option contracts since July 2003 and will continue to reduce the position through gold delivery and financial settlement.

Contractual Obligations

The following table summarizes the annual contractual obligations for the next five years and amounts due thereafter are presented in total.

	2004	2005	2006	2007	Thereafter

Oxygen plant	780	780	1020	--	--
Office lease costs	219	228	228	236	954

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company is obligated to fund reclamation and closure costs for its mining and exploration operations as a condition of associated water licenses, however the timing of those specific payments has not been determined and they will be deferred to the extent that the Company continues to be engaged in active mining and exploration operations.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements other than the pension obligations which are described in note 12 of the consolidated financial statements and certain financial instruments described in note 15 of the consolidated financial statements.

OUTLOOK

Future operations in Yellowknife will depend upon the profitable mining at the Giant Mine and the continued processing of gold bearing arsenic sludges and calcines from the Con Mine. It is expected that these operations will produce approximately 40,000 ounces in 2004. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2004 which will permit the Company to conduct final reclamation activities in subsequent periods.

The longer term outlook for the Company continues to be heavily weighted to the successful exploration and development of the Hope Bay project. As a result of the acquisition of Hope Bay Gold in 2002, the Company owns 100% of the Hope Bay project, which has measured and indicated resources of 1.8 million ounces of gold and inferred resources of a further 3.6 million ounces of gold. The Company’s strategy is to build an initial small, low capital cost mining operation that will generate significant cash flow to continue exploration and development of the Hope Bay belt. The feasibility study on Doris North projected positive economics; at a US$325 per ounce (CAD$512 per ounce) gold price, the project has a 136% rate of return and generates $69 million cash flow after payback of construction capital.

The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact Benefits agreement. When completed, the Company will then make the final decision on commitment to the construction process. If approved by the Company, production could commence by late 2005.

The Company also intends to assess the potential of the George and Goose Lake projects to become additional mining assets.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company’s future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. Dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, will convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. However, the Company does not expect a further rise in the Canadian dollar to have a material impact on mining operations in Yellowknife because a Canadian dollar gold price assumption of $478 was used in short-term cash forecasting for the purpose of establishing cut-off grades and life-of-mine planning.

NON GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Set out below are definitions for these performance measures and reconciliation’s of the non-GAAP measures to report GAAP measures.

MIRAMAR MINING CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

Unit Costs

A reconciliation of costs per ounce of gold produced: calculated in accordance with the Gold Institute Standard to the cost of sales and depletion, depreciation and amortization is included below:

2003

		Cash Operating Cost	Total Production Cost
Costs of sales (Income Statement)		$ 45,857	$ 45,857
"Free" power (note a.)		(2,692)	(2,692)
Depletion of deferred development (b.)		1,410
Depreciation and depletion			4,517
Reclamation			1,739
Reclamation adjustment (c.)			(500)
Foreign exchange			(221)

Operating cost base for calculation		$ 44,575	$ 48,700

Gold produced	Oz	84,269	84,269
Foreign exchange, CAD:USD		1.436	1.436

Operating cost base/ gold ounce produced	$/oz	$ 368	$ 402

2002

		Cash Operating Cost	Total Production Cost
Costs of sales (Income Statement)		$ 41,262	$ 41,262
Depletion of deferred development (b.)		3,496
Depreciation and depletion			6,381
Reclamation			1,916
Foreign exchange			18
Other		(119)

Operating cost base for calculation		$ 44,639	$ 49,577

Gold produced	Oz	115,113	115,113
Foreign exchange, CAD:USD		1.572	1.572

Operating cost base/ gold ounce produced	$/oz	$ 246	$ 273

Notes:

(a.)	"Free" power described in note 4 of the consolidated financial statements is excluded as it is offset with a gain of equal value in Other Income.
(b.)	Depletion of deferred development is included in Cash Operating Cost consistent with the Gold Institute Standard.
(c.)	Reclamation adjustment recorded as a result of mine closure is excluded along with other closure related amounts which expensed in the income statement.